Caledonia Mining First Quarter 2012 Operating and Financial Results

Toronto, Ontario – May 10, 2012: Caledonia Mining Corporation (the “Company”) (TSX: CAL, OTCQX: CALVF, AIM: CMCL) is pleased to announce its operating and financial results for the first quarter 2012 (“Q1” or the “Quarter”), which are reported below in Canadian dollars unless otherwise indicated.

Operational Highlights for the Blanket Gold Mine, Zimbabwe

•
Gold produced in Q1 was 9,164oz, 13% lower than the 10,533oz produced in the quarter ended December 31, 2011 (the “preceding quarter”) and 25% higher than the 7,322oz produced in Q1 of 2011 (the “comparable quarter”).

•	The lower gold production in Q1 was due to scheduled maintenance on the No. 4 Shaft and was in line with the guidance in the MD&A for the preceding quarter.
o	This shaft maintenance work was completed at the end of April 2012.

•	Gold production in April 2012 was 3,722oz, equivalent to an annualised rate of 44,664oz and 12% higher than the targeted monthly production rate of approximately 3,300oz.

•	Average gold recovery in the Quarter was 93.2%, compared with 93.4% in the preceding quarter.

•
Blanket’s cash operating costs in the Quarter increased to US$648 per ounce of gold produced from US$521 in the preceding quarter.  The increase in cash costs was due to certain anticipated non-recurring costs and the lower gold production during the Quarter.  The cash operating cost per ounce of gold produced in the Quarter was unchanged from the cash operating cost per ounce of gold achieved in the comparable quarter.

Financial Highlights

•	The average sales price per ounce of gold in the Quarter was US$1,688 compared to $1,681 in the preceding quarter and US$1,397 in the comparable quarter.

•	Gross Profit was $8,996,000 compared to $9,012,000 in the preceding quarter and $5,248,000 in the comparable quarter.

•	Net profit after tax for the Quarter was $7,111,000 compared to $1,369,000 in the preceding quarter (which included an impairment of $3,884,000) and $1,894,000 in the comparable quarter.

•	Basic earnings per share for the Quarter were 1.4 cents per share, compared to 0.27 cents in the preceding quarter and 0.38 cents in the comparable quarter.

•	At March 31, 2012 the Corporation had cash and cash equivalents of $16,288,000 compared to $9,686,000 at December 31, 2011 and $2,217,000 at March 31, 2011.

•	Cash flow from operations in the Quarter before capital investment was $8,130,000 compared to $3,506,000 in the preceding quarter and $4,686,000 in the comparable quarter.

•
During the Quarter Blanket made payments in respect of direct and indirect taxes, royalties, licence fees, levies and other payments to the Government of Zimbabwe totalling US$3,282,000 compared to US$5,024,000 in the preceding quarter and US$1,442,000 in the comparative quarter.

Additional Highlights

•	Caledonia and Blanket have commenced implementation of the Memorandum of Understanding (“MoU”) which was signed with the Government of Zimbabwe in February 2012.

o	The first of four transactions for the sale of 15% of Blanket to a consortium of Indigenous Zimbabweans, for a consideration of US$11.0 million, has been signed.

•	Phase 1 of the 2012 exploration programme at the Nama base metals project in Zambia to identify an upward extension of the mineralised zone is progressing.

o	6 holes totalling approximately 2,400 meters of diamond drilling are planned for the Konkola East target area. Two holes have been completed (awaiting assay results); the third hole is in progress.

Indigenisation at the Blanket Mine
Caledonia and Blanket have proceeded to implement the MoU, which is acknowledged by the signatories as being a binding agreement, pursuant to which Indigenous Zimbabweans will acquire an effective 51% ownership of the Blanket Mine for a paid transactional value of US$30.09 million on the following basis:

i.	15% will be sold to Indigenous Zimbabweans;

ii.	10% will be sold to The Blanket Mine Employee Trust for the benefit of the present and future managers and employees of Blanket;

iii.	16% will be sold to the National Indigenisation and Economic Empowerment Fund; and

iv.	10% will be donated to the Gwanda Community Share Ownership Trust. Caledonia will also make a non-refundable donation of US$1.0 million to the Trust as soon as it has been established.

The first transaction for the sale of 15% of Blanket to Flemiro Investments, a Zimbabwean-registered investment company, which has been incorporated to represent a diverse group of Indigenous Zimbabweans, for a consideration of US$11.008 million has been signed (the “Agreement”). Caledonia will facilitate the vendor funding of this transaction which will be repaid by way of future dividends from Blanket.  Outstanding balances on the facilitation loans in terms of the Agreement will attract interest at a rate of 10% over the 12-month LIBOR.  The timing for the repayment of the facilitation loans will depend on the future financial performance of the Blanket Mine.  Caledonia expects to redeploy the sale consideration in its projects.

Completion of the Agreement is subject to several conditions precedent which include certain approvals from the Reserve Bank of Zimbabwe and Caledonia receiving confirmation from the Government of Zimbabwe that full implementation of the terms of the MoU constitutes compliance by Blanket and Caledonia with the requirements of the Indigenisation Act.

Documentation for the formation of The Blanket Mine Employee Trust and the subsequent sale of a 10% interest in Blanket mine to the Trust has been finalised and this transaction is expected to be concluded shortly.

Caledonia has submitted agreements to the parties concerned regarding the remaining two transactions pursuant to the MoU being the sale of a 16% interest to the National Indigenisation and Economic Empowerment Fund and the donation of a 10% interest to a Gwanda Community Share Ownership Trust and their responses are awaited.

Blanket’s audited revenues and profit after tax for the year to December 31, 2011 were US$56.6 million and US$19.2 million, respectively.

Nama Base Metals Project, Zambia

The first phase of the 2012 drilling programme at the Nama base metals project in Zambia commenced in March 2012 on the Konkola East target area.  Phase 1 of the 2012 programme comprises 6 holes of approximately 2,400 meters of diamond drilling and has the objective of identifying an upward extension of the mineralised zone identified in the 2011 exploration programme. The first two holes have been completed and assay results are awaited.  The third hole is in progress.  It is anticipated that Phase 1 of the 2012 programme will be completed in the third quarter of 2012.

Commenting on Caledonia’s performance, Stefan Hayden, President and CEO, said: “The first quarter of 2012 was a solid performance from the Blanket Mine in Zimbabwe, particularly after taking into account the necessary maintenance work on the main No. 4 Shaft.  Blanket’s gold production for the Quarter was 9,164 ounces, which was in line with our previous guidance.  The shaft maintenance work has now been completed and gold production has already improved significantly.   Gold production in April was 3,722 ounces, which represents an annualised rate of over 44,000 ounces of gold.  I therefore remain confident that the Blanket Mine will achieve its target 2012 production of 40,000 ounces of gold.

“We have made significant and rapid progress on implementing the Memorandum of Understanding signed with the Government of Zimbabwe on February 20 regarding the indigenisation of the Blanket Mine.  The first transaction in terms of the MoU, being the sale of a 15% interest in Blanket Mine to Indigenous Zimbabweans, has been signed.  The second transaction, being the sale of a 10% interest to The Blanket Mine Employee Trust, is well advanced and I expect this to be concluded shortly.

“Underground development work has already started at Eagle Vulture, which is the first of Blanket’s satellite exploration projects to be progressed.   The electricity connections to the GG and Mascot exploration projects are now nearing completion and we expect to commence underground work on both projects imminently.

“Blanket will fund all of its immediate investment requirements from its internally generated cash, both at the satellite projects and the down-dip exploration at Blanket Mine.  Depending on the outcome of these projects, Blanket may, in due course, be able to increase production above 40,000 ounces of gold per annum.  The Blanket crushing and metallurgical plant has surplus capacity and any incremental ore could be treated without any requirement for new investment.

“Phase 1 of the 2012 Exploration Programme at the Nama Project in Zambia, commenced at the end of March.  We remain hopeful that the further exploration work at Nama will indicate the potential existence of a significant copper deposit.

“Caledonia’s balance sheet has strengthened further due to the strong operational cash generation.  Caledonia will use its cash resources of over $16 million to fund the current year’s exploration at Nama and any further exploration at Nama.  Caledonia’s strong and improving cash position also allows it the flexibility to take advantage of any new opportunities that might arise.”

The unaudited, condensed consolidated Financial Statements and the Management Discussion and Analysis, for the quarter to March 31, 2012 are available from the Company's website www.caledoniamining.com and from SEDAR.

Condensed Consolidated Statement of Comprehensive Income (unaudited) (in thousands of Canadian dollars except per share amounts)
	Three months ended March 31
	$2012	$2011
Revenue	17,503	11,226
Royalty	(1,227)	(455)
Production costs	(6,444)	(4,950)
Depreciation	(836)	(573)
Gross profit	8,996	5,248
Administrative Expenses	(801)	(735)
Share-based payments	-	(1,102)
Foreign exchange loss	(18)	-
Results from operating activities	8,177	3,411
Net finance income/(expense)	(46)	(155)
Profit before income tax	8,131	3,256
Income Tax expense	(1,020)	(1,362)
Profit for the period	7,111	1,894
Loss on foreign currency translation	(815)	(714)
Total comprehensive income for the period	6,296	1,180

Earnings per share (cents)
Basic	1.4	0.38
Diluted	1.4	0.35

Weighted average number of common shares outstanding (thousands) at March 31
Basic	500,549	500,169
Diluted	510,033	542,709

Condensed Consolidated statements of Financial Position (unaudited)
(In thousands of Canadian dollars)	As at	March 31,	December 31,
		2012	2011
		$	$
Total non-current assets		33,745	34,248
Inventories		4,434	4,482
Prepayments		638	334
Trade and other receivables		3,123	3,652
Cash and cash equivalents		16,288	9,686
Total current assets		24,483	18,154
Total assets		58,228	52,402
Total non-current liabilities		7,651	7,822
Trade and other payables		4,267	3,841
Income taxes payable		-	295
Bank overdraft		-	430
Total liabilities		11,918	12,388
Capital and reserves		46,310	40,014
Total equity and liabilities		58,228	52,402

Condensed Consolidated Statement of Cash Flows (unaudited) (In thousands of Canadian dollars)
	For the 3 months ended March 31
	2012	2011
	$	$
Cash flows from operating activities
Profit for the period	7,111	1,894
Adjustments to reconcile net cash from operations	1,680	3,172
Changes in non-cash working capital	405	(72)
Tax paid	(1,020)	(308)
Net finance income/(expense)	(46)	(155)
Net cash from operating activities	8,130	4,531

Cash flows from investing activities
Property, plant and equipment additions	(1,098)	(3,523)
Cash flows from financing activities
Bank overdraft increase/(decrease)	(430)	64
Net increase in cash and cash equivalents	6,602	1,072
Cash and cash equivalents at the beginning of the period	9,686	1,145
Cash and cash equivalents at the end of the period	16,288	2,217

For more information, please contact:

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited John Prior / Sebastian Jones Tel: + 44 20 7523 8350

Newgate Threadneedle Josh Royston /Beth Harris/Terry Garrett Tel: +44 20 7653 9850	CHF Investor Relations Stephanie Fitzgerald Tel : +1 416 868 1079 x 222 stephanie@chfir.com

Further information regarding Caledonia’s exploration activities and operations along with its latest financials and Management Discussion and Analysis may be found at www.caledoniamining.com